EXHIBIT 99.2
SAUDI ARAMCO AND TOTAL CREATE THE JUBAIL REFINING
AND PETROCHEMICAL COMPANY
JIDDAH, SAUDI ARABIA (June 22, 2008) — The Saudi Arabian Oil Company (Saudi Aramco) and Total today signed the Shareholders Agreement and other core agreements for the establishment of their joint venture, the Jubail Refining and Petrochemical Company. The signing of these agreements in Jiddah by Mr Abdallah S. Jum’ah, President and CEO of Saudi Aramco, and Mr Christophe de Margerie, CEO of Total, marks an important step for the planned construction of this 400,000 barrel per day world-class, full-conversion refinery in Jubail, Saudi Arabia.
On May 6 and May 8, 2008, respectively, the Executive Committee of Total and the Board of Directors of Saudi Aramco decided to launch the project.
“The Jubail refinery reflects the leadership of Saudi Aramco and Total in our strategic alliance to address the existing mismatch between refinery infrastructure and types of crude oil on the market, and the resulting tightness in the refining sector,” said Mr Jum’ah. “It also demonstrates our commitment to increase capacity to meet various global markets’ needs for refined products.”
“The Jubail refinery project is a brilliant example of a strong strategic partnership with a major oil-producing country. Together, Saudi Aramco and Total will contribute to supply growing demand for transportation fuels and petrochemicals, especially in Asia and the Middle-East, but also in Europe where the demand for diesel and jet fuels continues to grow,” Mr. de Margerie said at the signing ceremony.
The refinery will process Arabian Heavy crude to high—quality refined products that will meet the most stringent global product specifications and is expected to begin operations at the end of 2012. As a full-conversion refinery, Jubail will maximize the production of diesel and jet fuels. In addition, the project will produce 700,000 tons per year (t/y) of paraxylene, 140,000 t/y of benzene and 200,000 t/y of polymer-grade propylene.
The refinery will benefit from its proximity to the Arabian Heavy crude supply system and from the excellent facilities of the Jubail Industrial City such as King Fahad Industrial Port, power and water grids, and residential areas.

Following the signing of the agreements, the Jubail Refining and Petrochemical Company will be formed during the third quarter of 2008. Saudi Aramco will initially own 62.5 percent of the company and Total will own the remaining 37.5 percent. Subject to required regulatory approvals, the parties are planning to offer 25 percent of the company to the Saudi public while the two founding shareholders each intend to retain a 37.5 percent ownership interest. Saudi Aramco and Total will share the marketing of the refinery’s products.
Saudi Aramco and Total have just released invitations-to-bid for the project’s construction, with a view to awarding all packages during the first quarter of 2009. The first orders for long-lead items will be placed in July 2008 and the project will be introduced to the lending community in the second part of 2008, with a targeted financial close in early 2009.
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About Saudi Aramco
Owned by the Saudi Arabian Government, Saudi Aramco is a fully-integrated, global petroleum enterprise, and a world leader in exploration and producing, refining, distribution, shipping and marketing. The company manages proven reserves of 260 billion barrels of oil, the largest of any company in the world, and manages the fourth-largest gas reserves in the world.
In addition to its headquarters in Saudi Arabia’s Eastern Province city of Dhahran, Saudi Aramco has affiliates, joint ventures and subsidiary offices in China, Japan, the Netherlands, the Philippines, the Republic of Korea, Singapore, Malaysia, the United Arab Emirates, the United Kingdom and the United States. More information about Saudi Aramco can be found at www.saudiaramco.com
About Total
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas and power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
For further media information:
Saudi Aramco
Neville Roome
Phone: +966 3 874-5419
neville.roome@aramco.com
Aref Al-Ali
Phone: +966 3 873-5838
aref.ali@aramco.com
Total
Burkhard Reuss
Phone : +33 1 47 44 21 19
GSM : +33 6 14 53 28 93
Email : burkhard.reuss@total.com

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